FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, January 29, 2013.

Ger. Gen. N° 20/2013.

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

Dear Sir,
In accordance with articles 9 and 10, paragraph 2  of  the Securities Market Law 18,045,  the provisions of General Norm 30  of the Superintendence and in the exercise of the powers bestowed upon me, I hereby inform you as a significant event:

That our subsidiary, Endesa Chile, in the context of the procedure of the international arbitration regarding the differences between the parties of the contract “Contracto de Construcción Llave en Mano de la Central Termoeléctrica Bocamina II”, that was initiated in October 2012  by a  request for arbitration filed by our subsidiary at the International Chamber of Arbitration in Paris (CII), Endesa Chile has been notified by the Technical Secretariat of the International Chamber of Arbitration in Paris that the members of the Consortium SES-TECNIMONT, , have  answered separately the request for arbitration of Endesa Chile which contained their claims and have sued Endesa Chile for an amount of US$MM 1,294, in the case of Tecnimont and US$MM 15, in the case of SES.

Our subsidiary, Endesa Chile, considers that the counterclaims are unfounded, whereby our Company will defend its position in this arbitration, believing that has the right and the facts supports Endesa Chile ´s position in this dispute  justifing the collection of the bank performance bonds in relation with the serious breaches of the Consortium.

In consideration of the foregoing, and considering the lack of foundation for the applicants ´, at this date, there are no financial impacts on the assets, liabilities or results of Enersis S.A. or its subsidiary Endesa Chile

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

c.c.         Bolsa de Comercio de Santiago

             Bolsa Electrónica de Chile

             Bolsa de Corredores de Valparaíso

             Banco Santander Santiago – Representantes Tenedores de Bonos

             Comisión Clasificadora de Riesgos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Massimo Tambosco
--------------------------------------------------

Title: Deputy Chief Executive Officer

Date: January 30, 2013